

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

August 7, 2017

Brett Biggs
Executive Vice President and Chief Financial Officer
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, Arkansas 72716

      Re: Wal-Mart Stores, Inc.
               Form 10-K for the Fiscal Year Ended January 31, 2017
               Filed March 31, 2017
               File No. 1-6991

Dear Mr. Biggs:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             //s William H. Thompson

                             William H. Thompson
                             Accounting Branch Chief
                             Office of Consumer Products

cc: David Chojnowski
       Senior Vice President and Controller